**bfinance US Limited**
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 86,147 |
| Prepaid Expense | | 1,108 |
| Security Deposit | | 6,100 |
| | | |
| TOTAL ASSETS | $ | 93,355 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 13,224 |
| Total liabilities | | 13,224 |
| Commitments and Contingencies (Note 5) | | |
| SHAREHOLDER'S EQUITY | | 80,131 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 93,355 |